Pentegra Distributors, Inc.

Financial Statements and Supplementary
Schedules Pursuant to
Rule 17a-5 of the Securities
Exchange Act of 1934

As of and for the year ended December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42445

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pentegra Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

701 Westchester Avenue, Suite 320E
(No. and Street)

White Plains	NY	10602
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lars G. Ernst	914-821-9554	lars.ernst@pentegra.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berry, Dunn, McNiel & Parker, LLC
(Name – if individual, state last, first, and middle name)

2211 Congress Street	Portland	ME	04102
(Address)	(City)	(State)	(Zip Code)

10/08/2003	136
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lars G. Ernst _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Pentegra Distributors, Inc._____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Colleen M. Zanicchi
Notary Public State of New York
Registration No. 01Z6024454
Qualified in Westchester County
Commission Expires May 10, 2027

Signature: _____

Title:
VP, Chief Compliance Officer _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ▣ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ▣ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ▣ (d) Statement of cash flows.
- ▣ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ▣ (g) Notes to consolidated financial statements.
- ▣ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ▣ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ▣ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ▣ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ▣ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ▣ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ▣ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

Pentegra Distributors, Inc.

Financial Statements and
Supplementary Schedules

As of and for the year ended December 31, 2024

Contents

Facing Page and Oath or Affirmation

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors
Pentegra Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pentegra Distributors, Inc. (the Company) as of December 31, 2024, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained within Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Exemption) (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Berry Dunn McNeil & Parker (NY), LLC

We have served as the Company's auditor since 2007.

Portland, Maine
February 24, 2025

Pentegra Distributors, Inc.

Statement of Financial Condition

December 31, 2024

Assets:

Cash	$	781,756
Due from parent		24,508
Prepaid expenses		25,280
Total assets	$	831,544

Shareholder's equity:

Common stock, $.01 par value; 100 shares authorized;		
100 shares issued and outstanding		1
Additional paid-in capital		25,351
Retained earnings		806,192
Total shareholder's equity	$	831,544

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.

Statement of Income

Year Ended December 31, 2024

Revenue:

Service income $ 1,465,456

Expenses:

Compensation and benefits	179,143
Professional fees	29,938
Regulatory fees	39,079
Facilities	32,982
Other	26,669
Total expenses	307,811

Income before income tax expense   1,157,645

Income tax expense   304,202

Net income $ 853,443

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2024

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
	Shares	Amount			
Balance, December 31, 2023	100	$ 1	$ 25,351	$ 1,377,749	$ 1,403,101
Dividend to Parent	-	-	-	(1,425,000)	(1,425,000)
Net income	-	-	-	853,443	853,443
Balance, December 31, 2024	100	$ 1	$ 25,351	$ 806,192	$ 831,544

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2024

Cash flows from operating activities

Net income	$	853,443
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets:		
Increase in prepaid expenses		(365)
Decrease in due from parent/affiliates		13,990
Net cash provided by operating activities		867,068
Cash flows from financing activities:		
Cash dividend paid		(1,425,000)
Net decrease in cash		(557,932)
Cash at beginning of year		1,339,688
Cash at end of year	$	781,756
Cash paid for income taxes	$	305,998

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Organization

Pentegra Distributors, Inc. (the "Company"), a wholly owned subsidiary of Pentegra Services, Inc. (the "Parent"), is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

Principal Business Activities

The Company provides services in support of the retirement services business of its Parent, which involves the distribution of registered investment company shares through tax-qualified and other plans and arrangements sponsored by clients of the Parent.

Financial Statement Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenues are generally recognized on the accrual basis in the period services are performed. Revenue is calculated using an agreed upon fee rate between the Parent and the Company of the fair market value on the last day of each month of all regulated investment company share assets for tax-qualified and other plans and arrangements sponsored by clients of the Parent. Portions of the fees are dependent on average net assets of the investment company shares. These variable amounts are recognized to the extent it is probable that a significant reversal will not occur once the uncertainty is resolved. As the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the investment company shares, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the investment company shares and the investor activities are known, which are usually monthly. The Company believes the performance obligation for providing distribution services to clients of the Parent are satisfied over time.

Income Taxes

The Company is included in consolidated U.S. federal and state income tax returns with its Parent. The Parent allocates income taxes to its subsidiaries as if the subsidiary filed as a separate taxpayer. The Company has provided for federal and state income taxes for the year.

Cash

Cash consists of bank deposits. The carrying amount approximates fair value because of the short maturity of this instrument.

The Company maintains its cash in a single bank account that may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant risk related to the cash account.

2. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $781,756, which was $776,756 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.

The Company is exempt from SEC Rule 15c3-3 paragraph (k) (1) in that its business is limited to the purchase and sale of shares of registered investment companies.

3. Related Party Transactions

Under an Expense Allocation and Services Fee Agreement with its Parent, the Company is charged a share of the expenses paid by its Parent proportional to the benefits the Company derives from the services provided by shared employees, plus a commensurate share of the combined overhead of the Company, the Parent and the Parent's other subsidiaries. In addition, the Parent will pay the Company a service fee of ten basis points of the fair market value of all regulated investment company share assets administered by the Parent on the last day of each month. These service fees are for all services provided by registered personnel of the Company in connection with the distribution of regulated investment company shares through tax-qualified and other plans and arrangements sponsored by clients of the Parent. Revenues generated from service fees under this agreement amounted to $1,465,456 and represent 100 percent of the Company's revenue reported on the statement of income.

Expenses allocated under this agreement of $235,244 are included in compensation and benefits, professional fees, facilities and other expenses in the statement of income. In addition, the Parent acts as payment agent for the Company, disbursing certain other expenses of the Company, which then reimburses the amounts paid generally not later than the month following the payment. Such reimbursements for the year ended December 31, 2024 amounted to $72,567.

At December 31, 2024, the Parent owed the Company $24,508.

The Parent also maintains a policy of funding the Company's losses, if any, through capital contributions.

4. Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by its Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis. There are no deferred taxes. The current income tax expense is as follows:

Federal	$	228,919
State		75,283
Total income taxes	$	304,202

Financial Accounting Standards Board Accounting Standards Codification Topic 740, Income Taxes, defines the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company's financial statements. Topic 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. The Company has adopted these provisions and as a result of the implementation of these provisions, the Company did not have liability for unrecognized tax benefits.

5. Segment Information

The Company has identified the President as the chief operating decision maker, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the chief operating decision maker uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the chief operating decision maker manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the Nature of Business and Summary of Significant Accounting Policies footnote. Refer to the Company's Statement of Income for the Company's segment revenue and significant expenses. The measure of segment assets is reported on the Statement of Financial Condition as total assets. Information about the Company's major client is disclosed in the Related Party Transactions footnote.

6. Subsequent Events

Management has evaluated events and transactions subsequent to December 31, 2024 through the issuance date of these financial statements and no events have occurred requiring recognition or disclosure.

7. Legal Contingencies

Various legal claims may arise from time to time in the normal course of business, which, in the opinion of management, may or may not have a material effect on the Company's financial statements.

At December 31, 2024, the Company was not involved in any litigation or any other legal claims.

Pentegra Distributors, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1

December 31, 2024

Computation of Net Capital

Total shareholder's equity	$	831,544
Less: Non-allowable assets		49,788
Net capital		781,756
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $0, or $5,000, whichever is greater		5,000
Excess net capital	$	776,756
Aggregate indebtedness	$	0
Ratio of aggregate indebtedness to net capital		0 to 1

The computation of net capital above does not materially differ from that reported by the Company in Part IIA of the Focus Report on Form X-17A-5 at December 31, 2024.

Pentegra Distributors, Inc.

Schedule II

Determination of Reserve Requirements and Information Relating to Possession or
Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2024

For the year ended December 31, 2024, the brokerage transactions of the Company were limited to the purchase and sale of shares of registered investment companies and the Company is, therefore, exempt from Rule 15c3-3 (paragraph (k)(1)).

**REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

Board of Directors
Pentegra Distributors, Inc.

We have reviewed management's statements, included in the accompanying Report of Exemption from Rule 15c3-3, in which (1) Pentegra Distributors, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) ("exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berry Dunn McNeil & Parker (NY), LLC

Portland, Maine
February 24, 2025

Pentegra Distributors, Inc.

Report of Exemption from Rule 15c3-3

December 31, 2024

The Company does not handle cash or securities on behalf of any customers. It is exempt from compliance with SEC Rule 15c3-3 under paragraph (k)(1) of that rule since its business is limited to purchase and sales of mutual funds, and to the best of my knowledge and belief has been so throughout 2024 without exception.

Lars G. Ernst
VP, Chief Compliance Officer